Notice of Exempt Solicitation Pursuant to Rule 14a-103

NAME OF REGISTRANT: Mondelēz International, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Shareholder Association for Research & Education (SHARE)

ADDRESS OF PERSON RELYING ON EXEMPTION: Suite 510, 1155 Robson St., Vancouver, BC, Canada, V6E 1B5

This Notice and the attached written materials are filed pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

RE: Vote FOR: Item 4 Shareholder Proposal to conduct and publish a racial equity audit

Annual Meeting: May 18, 2022

Contact: Anthony Schein, Director of Shareholder Advocacy, SHARE, aschein@share.ca

SHARE is urging shareholders to vote FOR Item 4 Shareholder Proposal to conduct and publish a racial equity audit.

1.	SUMMARY

The Proposal requests Mondelēz International, Inc. (“Mondelēz” or “the Company”) to conduct and publish (at reasonable cost and omitting proprietary information) a third-party audit analyzing Mondelēz’s adverse impacts on non-white stakeholders and communities of colour. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed.

We recognize that Mondelēz has dedicated resources to evolve and enhance its approach to advancing racial equality and diversity, equity, and inclusion (DEI). However, despite such initiatives, its current business practices and products are still leading to significant racial equity issues that continue to disproportionately impact and harm racialized communities, especially Black, Latine, and Indigenous communities and stakeholders. The only way shareholders can be confident that Mondelēz’s actions are contributing to its stated DEI and racial equity goals is through a third-party racial equity audit. An audit provides an objective evaluation of the effectiveness of a company’s policies, practices, products, and services in addressing a company’s racial equity impact on marginalized stakeholders based on their race. Over the last few years, major companies, including Starbucks Corporation, Airbnb, Inc., and Meta Platforms Inc., have conducted a similar type of audit. Large financial institutions like BlackRock, Inc., Citibank Inc., and State Street Corporation, JP Morgan Chase, and TD Bank, have also recently committed to conducting a racial equity audit.

A racial equity audit at Mondelēz is necessary for the following reasons:

•	An independent third-party audit will provide a holistic and objective assessment of the Company’s racial equity impact beyond its DEI commitments related to its workforce.
•	Mondelēz’s current plans to address racial equity issues do not holistically and meaningfully address the impact of the company’s own products and practices on stakeholders, including environmental discrimination.
•	Mondelēz’s human rights due diligence commitments and initiatives do not equate to a tailored racial equity audit.

2.	ARGUMENTS

A.	An independent third-party audit will provide a holistic and objective assessment of the Company’s racial equity impact beyond its DEI commitments related to its workforce

Mondelēz’s statement opposing our Proposal suggests that its internal oversight efforts, its philanthropy, volunteering initiatives, partnerships, and plastics and packaging strategies are sufficient to address issues of racial equity and inclusion in its products, policies, and practices. This position, however, does not address the fundamental purpose of this Proposal. The real value of an audit is its independence and the objective expert assessment it provides. Mondelēz itself recognizes the benefits of having third-party evaluations of its DEI initiatives as it relates to governance and human capital management. Given the benefits of having third-party experts evaluate aspects of its DEI initiatives, would Mondelēz not benefit from a similar independent evaluation on the racial impacts of its products, policies, and practices on racialized communities and stakeholders? Considering the significant impacts of its products and practices on racialized communities, particularly Black, Latine, and Indigenous stakeholders, it is imperative that Mondelēz conduct such an audit.

As noted in Mondelēz’s opposition statement, “Mondelēz International is committed to and engaged in advancing the cause of DEI and racial equality on numerous fronts.” While we recognize that Mondelēz has taken some steps to address certain aspects of racial inequity, it is clear that the impacts of Mondelēz’s products and practices are not aligned with the Company’s public commitment to advance racial equity. By way of example: According to Mondelēz’s 2020 political contributions report,1 Mondelēz donated to former Sen. Kelly Loeffler, who has voiced distain for the Black Lives Matter movement and has alleged that the Black Lives Matter promotes “violence and destruction across the country.”2 That same year, Mondelēz posted that it donated USD$500,000 to the NAACP and to the Black Lives Matter Global Network to “speak up and push for change in the communities in which we live and work.”3 However, its political donations do not align with its philanthropic donations.

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1 https://www.mondelezinternational.com/-/media/Mondelez/Investors/Corporate-Governance-Landing-Page/Board-Oversight-of-Corporate-Citizenship/

2020pacandcorpcontributions.pdf

2 https://www.washingtonpost.com/sports/2020/07/10/sen-kelly-loeffler-continues-rip-black-lives-matter-says-she-wont-sell-stake-wnba-team/

3 https://www.facebook.com/mondelezinternational/photos/we-are-committed-to-listening-to-and-learning-from-our-black-colleagues-and-will/3305650749487203/

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Moreover, Mondelēz highlighted its commitment to tackling plastic waste in its opposition statement. However, a 2021 audit found that Mondelēz was one of the largest plastics polluters in the world—contributing to plastics pollution in at least 28 countries where it operates.4 A 2021 report found that Mondelēz is the second worst global offender when it comes to “false solutions to plastic pollution” because 94.1% of its plastic pollution “solution” projects do not reduce the production of plastic waste.5 Research shows that climate injustice, including plastic pollution, disproportionately burdens communities of colour—where “some activists [have called] environmental racism the new Jim Crow as it subjects communities of colour to inequitable living conditions.”6 Research has also found that plastics pollution harms Black, Indigenous, and people of colour communities the most: from extraction of raw materials, production of plastics, to disposal sites for plastic waste.7 8 9

These examples illustrate how the Company’s products and practices have a significant disproportionate impact on communities of colour. We strongly believe that an independent racial equity audit could help Mondelēz identify and address such issues.

B.	Mondelēz’s current plans to address racial equity issues do not holistically and meaningfully address the impact of the company’s own products and practices on stakeholders

A racial equity audit is an important tool, and a first step, to safeguard against further harm and help a company advance racial and economic equity and to identify, assess, and address the intended and unintended impacts of a company’s products, operations, policies, and practices on racialized communities and people of colour. Mondelēz has noted several efforts to evolve and advance its racial equality and DEI initiatives, including its Diversity & Inclusion Advisory Review in its U.S. business. This Review, however, is not conducted by a third-party with civil rights or racial equity experience, and it does not analyze, identify, or address racial equity issues stemming from Mondelēz’s products and practices beyond its workforce.

Further, Mondelēz has highlighted its multi-year commitment on DEI, including its commitment to spend USD$1 billion with minority and women-owned business by 2024. While we do not wish to discourage these actions, these commitments do not address the harms and impacts that stem from the Company’s own products and practices and there is no disclosure on the progress, merit, and sustained impact of such financial investments.

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4 https://www.breakfreefromplastic.org/wp-content/uploads/2021/10/BRAND-AUDIT-REPORT-2021.pdf

5 https://drive.google.com/file/d/1VWL78eU8VMDApX8H5mlvui_zJ3RhNvi8/view

6 https://psci.princeton.edu/tips/2020/8/15/racial-disparities-and-climate-change

7 https://www.nytimes.com/2020/07/28/magazine/pollution-philadelphia-black-americans.html

8 https://www.pnas.org/content/116/13/6001

9 https://wedocs.unep.org/bitstream/handle/20.500.11822/35417/EJIPP.pdf

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We also believe that the audit needs to be conducted by an auditor with deep civil rights and racial equity knowledge and expertise. While Mondelēz’s Senior Vice President, Chief Global Diversity Officer and Chief Sustainability, Well-being, Public & Government Affairs Officer are well-versed in human capital management, brand management, and product innovation, it does not appear that either have deep civil rights, racial justice, or environmental justice experience—making it challenging for the Company to sufficiently address the racial equity implications raised in the Proposal. Additionally, while the Company has mentioned that it has “strong oversight of our racial equality and DEI efforts,” investors are unaware of the effectiveness of the Company’s plans to address racial equity issues in its products, operations, policies, and practices.

If Mondelēz is committed to advancing and promoting racial equity and DEI in its global business, an independent racial equity audit of its U.S. and Canadian operations will be a first meaningful step to achieve this goal.

C.	Mondelēz’s human rights due diligence commitments and initiatives do not equate to a tailored racial equity audit

Mondelēz highlights its human rights programs, initiatives, and Human Rights Policy as sufficient actions to advance racial equity. While we are generally supportive of human rights policies and its related initiatives and assessments, a racial equity audit is different as it is uniquely tailored to each company, and the audit’s focus topics will be determined by a third-party auditor in consultation with relevant stakeholders, including racial equity and civil rights organizations, employees, and customers.

To add, a Human Rights Policy and any related assessments are grounded in international treaties and soft law mechanisms like the UN Guiding Principles on Business and Human Rights. However, according to a recent report by Meta Platforms Inc. and Airbnb civil rights auditor, Laura Murphy, a racial equity audit or civil rights audit, in contrast, “is rooted in the U.S. Constitution and in federal, state and local civil rights statutes designed to legally prohibit certain forms of discrimination based on protected characteristics.”10 In the Canadian context, the audit is rooted in the Canadian Charter. To add, “human rights law does not have the same binding impact on companies within the United States as do federal, state and local civil rights laws.”11

A racial equity audit is particularly important for a company like Mondelēz, where the North American market plays a critical role in the Company’s success. The North American market accounted for 31% of its revenue in 2020.12 Additionally, Mondelēz employs 13,000 employees in the U.S.,13 and is seen as “one of the largest snacking companies in Canada[…]that has set ambitious targets for growth, with around $250 million being invested into our Ontario-based manufacturing facilities in the last few years alone.”14

By applying an incorrect lens to such significant racial equity issues, Mondelēz risks further misalignment of its message as a company that promotes racial equity.

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10 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf page 19

11 http://www.civilrightsdocs.info/pdf/reports/Civil-Rights-Audit-Report-2021.pdf page 19

12 https://www.mondelezinternational.com/-/media/Mondelez/PDFs/mondelez_intl_fact_sheet.pdf

13 https://www.sec.gov/Archives/edgar/data/1103982/000119312515055355/d840894d10k.htm

14 https://www.mondelezinternational.com/Canada

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3.	CONCLUSION

Investors are now holding companies accountable to their own public racial equity commitments and goals. As Mondelēz’s products, practices, and policies continue to disproportionately harm communities of colour, such significant risks may significantly impact shareholders long-term value. We therefore urge you to vote FOR Item 4 Shareholder Proposal requesting Mondelēz to conduct and publish a third-party racial equity audit analyzing Mondelēz’s adverse impacts on non-white stakeholders and communities of colour.

If you have any questions, please contact Anthony Schein at aschein@share.ca.

 Vote “FOR” on Item 4, “Shareholder Proposal to conduct and publish a racial equity audit”

at the annual general meeting on May 18, 2022.

THE FOREGOING INFORMATON MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

The filer of this document is Shareholder Association for Research & Education (SHARE), Suite 510 – 1155 Robson Street Vancouver, BC V6E 1B5

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